

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Peter H. Tong
Chief Executive Officer and Chief Financial Officer
LVFAR Green Technology Corp.
Pingzi Road 71, NianFeng Community,
Ping Di Street
Longgang District, Shenzhen, China

>   Re: **LVFAR Green Technology Corp.**
>   **Form 10-K for the fiscal year ended October 31, 2013**
>   **Filed February 13, 2014**
>   **File No. 000-54209**

Dear Mr. Tong:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Revise to provide an interactive data file in the manner provided by Rule 405 of Regulation S-T. Refer to Item 601(b)(101) of Regulation S-K.

Cover Page

2.   Ensure that your commission file number is accurate. In this regard, according to the EDGAR filing system, your file number appears to be 000-54209.

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

3.   We note that the financial statements of the Company as of October 31, 2012, and for the period from October 14, 2010 (inception) through October 31, 2012, were audited by another auditor. Revise to include the related audit report. Refer to Rule 8-02 and Rule 2-02 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief